Exhibit 99.3

NICE Research Study Finds 91% of Contact Center IT Staff Consider
Compliance Software Investments a Priority

Research indicates that solutions comprising analytics and automation empower contact center employees to better ensure compliance

Hoboken, N.J., June 7, 2019 – NICE (Nasdaq: NICE) today announced the results of a new research study which found that 91% of respondents believe increasing contact center compliance software investment should be considered a priority in the next year. 83% of contact center professionals also said their organization’s efforts towards customer privacy and private data safety need to be improved.

NICE's survey, which focused on identifying the challenges of IT and Compliance professionals, brought to light that 97% of those surveyed have at least one concern when it comes to their organization's ability to meet today’s compliance requirements. These concerns ranged from the introduction of new regulations and growing threat of cyber-attacks to the increasing complexity of internal systems. When asked to identify the most important factor for improving contact center compliance, 88% of respondents highlighted a need to improve proactivity and speed through better mechanisms to detect violations (26%), better error prevention (23%), improved visibility across different tools/systems (21%) and quicker violation resolution (18%). The survey also found that a quarter of the Contact Center IT staff's time is being invested in compliance-related activities

A key conclusion identified by the research was that dedicated compliance solutions comprising analytics and automation will help contact centers optimize resources while empowering employees to ensure compliance and building trust among customers.

“Contact centers must protect the interests of their customers when it comes to their personal data," said Barry Cooper, President of the Enterprise Group for NICE. "Ensuring compliance requires contact centers to navigate a maze of regulations, standards and best practices, which are becoming increasingly resource draining for IT and compliance professionals. Businesses must leverage analytics, AI and automation to adopt a proactive approach, uphold the trust of their customers and simplify their employees' day to day tasks."

To download a copy of this research report which reflects the need and challenges of IT and compliance professionals in the US and UK, please click here.

About the research
Conducted by market research firm Vanson Bourne, the study reflects the challenges and priorities of 300 IT and compliance professionals with knowledge/responsibility for their organization’s contact center polled between January-March 2019. All respondents were part of large Contact Centers (from 500 to 3000+ employees) in the US and in the UK, with a large proportion from the banking, financials, and insurances sectors.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.